1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2024
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 10, 2024	By	/s/ Wendell Huang

Wendell Huang

Vice President and Chief Financial Officer

TSMC December 2023 Revenue Report

HSINCHU, Taiwan, R.O.C. – Jan. 10, 2024 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for December 2023: On a consolidated basis, revenue for December 2023 was approximately NT$176.30 billion, a decrease of 14.4 percent from November 2023 and a decrease of 8.4 percent from December 2022. Revenue for January through December 2023 totaled NT$2,161.74 billion, a decrease of 4.5 percent compared to the same period in 2022.

TSMC December Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	December 2023	November 2023	M-o-M Increase (Decrease) %	December 2022	Y-o-Y Increase (Decrease) %	January to December 2023	January to December 2022	Y-o-Y Increase (Decrease) %
Net Revenue	176,300	206,026	(14.4)	192,560	(8.4)	2,161,736	2,263,891	(4.5)

TSMC Spokesperson:	TSMC Deputy Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.712-5036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Division Tel: 886-3-563-6688 ext.712-6541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for December 2023 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2023	2022
Dec.	Net Revenue	176,299,866	192,560,242
Jan. ~ Dec.	Net Revenue	2,161,735,841	2,263,891,292
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC*	334,834,966	92,241,000	-
TSMC China**	93,104,809	51,987,670	38,151,520
* The borrower is TSMC Arizona, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,339,339,863	2,558,559	2,558,559
TSMC**		230,602,500	230,602,500
TSMC***		369,960,818	246,972,803
TSMC Japan Ltd.****	330,854	289,344	289,344
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.
**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.
4. Financial derivative transactions (in NT$ thousands)

(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	52,226,782
	Mark to Market of Outstanding Contracts	599,012
	Cumulative Unrealized Profit/Loss	64,225
Expired Contracts	Cumulative Notional Amount	660,083,819
	Cumulative Realized Profit/Loss	7,719,545
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,505,135
	Mark to Market of Outstanding Contracts	15,592
	Cumulative Unrealized Profit/Loss	(366,249)
Expired Contracts	Cumulative Notional Amount	138,641,478
	Cumulative Realized Profit/Loss	(532,600)
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	5,290,490
	Mark to Market of Outstanding Contracts	40,794
	Cumulative Unrealized Profit/Loss	137,823
Expired Contracts	Cumulative Notional Amount	58,746,066
	Cumulative Realized Profit/Loss	169,199
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	4,378,711
	Mark to Market of Outstanding Contracts	(95,473)
	Cumulative Unrealized Profit/Loss	(93,731)
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	-
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC

Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	-
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	39,899
Equity price linked product (Y/N)		N
‧TSMC Global

		Future
Margin Payment		(6,395)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	1,494,304
	Mark to Market of Outstanding Contracts	(43,764)
	Cumulative Unrealized Profit/Loss	(47,759)
Expired Contracts	Cumulative Notional Amount	10,241,826
	Cumulative Realized Profit/Loss	68,237
Equity price linked product (Y/N)		N